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For release Friday, October 25, 1996


                 GIRALDIN NAMED COO AT FIRSTFED


Babette Heimbuch, recently-named CEO of FirstFed Financial Corp., today announced the appointment of James P. Giraldin as the Bank's Chief Operating Officer, effective January 1, 1997. William S. Mortensen, Chairman and current CEO, commented, "With the recent naming of Babette Heimbuch as CEO and the promotion of Jim Giraldin to become COO, we will have filled two major management positions critical to our future transition from a conventional thrift to a full service community bank."

Giraldin joined First Federal Bank of California, sole subsidiary of FirstFed Financial Corp., in 1992 as the Bank's Chief Financial Officer. He has an extensive background in financial management, including his tenure as Chief Executive Officer of a retail community bank. Giraldin also was a staff accountant for the firm of KPMG Peat Marwick LLP, with assignments that focused primarily on financial institutions.

He is a graduate of California State University Long Beach with a Bachelor of Science in Accounting. He and his wife, Laurel, reside in the Malibu area of Los Angeles County and are active supporters of community service programs. Giraldin serves on the Board of Directors of the Santa Monica Area Chamber of Commerce, and he is former Chairman of the Chief Financial Officers' Committee of the Western League of Savings Institutions.

First Federal Bank of California has total assets of $4.2 billion with 25 full-service offices and 2 retail loan centers in Southern California.

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Contact: William F. Watt, Executive Vice President, First Federal
Bank of California.
(310) 319-6000.